# News Release



**Mattson Technology Contact**
Andy Moring
**Mattson Technology, Inc.**
tel 510-657-5900
fax 510-492-5963
andy.moring@mattson.com

**Investor & Media Contact**
Laura Guerrant-Oiye
**Guerrant Associates**
tel 808-882-1467
fax 808-882-1267
lguerrant@guerrantir.com

FOR IMMEDIATE RELEASE

## MATTSON TECHNOLOGY, INC. REPORTS RESULTS
## FOR THE FIRST QUARTER 2009

FREMONT, Calif. — April 29, 2009 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced results for its first quarter of 2009 (ended March 29, 2009).

### First Quarter 2009 Financial Results

Net sales for the first quarter were $5.6 million, compared to $13.1 million in the fourth quarter, and $48.7 million in the first quarter of 2008. Gross margin for the first quarter was negative $7.9 million, compared to $0.6 million in the fourth quarter, and $20.8 million in the first quarter of 2008. The decline in gross margin is primarily attributable to manufacturing under-absorption at these low revenue volumes, and $9.3 million of additional reserves for excess inventory and vendor commitments.

Operating expenses for the first quarter were $20.4 million, compared to $60.1 million in the fourth quarter and $24.7 million for the first quarter of 2008. First quarter operating expenses included charges of $0.9 million relating to prior year restructuring plans. Operating expenses for the fourth quarter included $30.9 million related to restructuring charges, and the impairment of goodwill, intangibles and long-lived assets. Operating expenses for the fourth quarter also included $5.5 million in SG&A costs related to accelerated amortization on evaluation tools placed at customer sites and incremental receivable reserves.

Net loss for the first quarter was $27.2 million, or $0.55 loss per share, compared with a net loss of $60.5 million, or $1.22 loss per share, for the fourth quarter and net loss of $4.2 million, or $0.09 loss per share, for the first quarter of 2008. Included in the net loss for the first quarter were restructuring charges of $0.9 million or $0.02 loss per share compared to restructuring and impairment charges totaling $30.9 million or $0.62 loss per share in the fourth quarter.

Cash, cash equivalents and short-term investments at the end of the first quarter were $91.6 million, compared to $103.4 million at the end of the fourth quarter. The rate of decrease in cash slowed as compared to prior periods, despite lower revenue levels. Cash decreased by $11.8 million in the first quarter, compared to a decrease of $14.3 million in the fourth quarter and a decrease of $18.0 million in the third quarter.

David L. Dutton, Mattson Technology's president and chief executive officer, noted, "Our strict cost containment measures have resulted in reduced operating expenses of approximately 30 percent over the past six months, and we have continued to achieve our stated cash targets."

Dutton also commented on the current momentum in business conditions. "Recently, there have been incrementally positive indications from the market that the industry is showing signs of stabilization. Industry utilization rates have improved, and specific to Mattson Technology, customer activity has increased, particularly involving technologies in our new product portfolio. The recently announced follow-on order for our Nexion™ etch systems is testament to the differentiated and advanced technical solutions that we provide to our global customer base."

Attached to this news release are preliminary unaudited condensed consolidated statements of operations and balance sheets.

Conference Call
On Wednesday, April 29, 2009, at 2:00 PM Pacific Time (5:00 PM Eastern Time), Mattson Technology will hold a conference call to review the following topics: 2009 first quarter financial results, current business conditions, the near-term business outlook and guidance for the second quarter of 2009.   The conference call will be simultaneously webcast at www.mattson.com under the "Investors" section.  In addition to the live webcast, a replay will be available to the public on the Mattson Technology website for one week following the live broadcast.

To access the live conference call, please dial (719) 325-4779.

Mattson will also webcast a slide presentation in conjunction with the conference call, which can also be accessed at www.mattson.com under the "Investors" section.

"**Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995:**  This news release contains forward-looking statements regarding the Company's future prospects and plans, including, but not limited to: our cost reduction plans, potential future earnings cash flow and other financial results, future customer demand and industry conditions, and the market acceptance of Company products.   Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially.   Such risks and uncertainties include, but are not limited to: end-user demand for semiconductors; customer demand for semiconductor manufacturing equipment; the timing of significant customer orders for the Company's products; customer acceptance of delivered products and the Company's ability to collect amounts due upon shipment and upon acceptance; the Company's ability to timely manufacture, deliver and support ordered products; the Company's ability to bring new products to market and to gain market share with such products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the Company's competitors; the Company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the Company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission.  Results for the current quarter are preliminary and subject to adjustment.   The Company assumes no obligation to update the information provided in this news release.

About Mattson Technology, Inc.
Mattson Technology, Inc. designs, manufactures and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits. We are a leading supplier of plasma and rapid thermal processing equipment to the global semiconductor industry. Through manufacturing and design innovation, we have produced technologically advanced systems that provide productive and cost effective solutions for customers fabricating current- and next-generation semiconductor devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, CA, 94538. Telephone: (800) MATTSON/(510) 657-5900. Internet: www.mattson.com.

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share amounts)

| | Three Months Ended | | |
| --- | --- | --- | --- |
| | March 29, 2009 | December 31, 2008 | March 30, 2008 |
| Sales | | | |
| Products | $ 4,699 | $ 11,620 | $ 46,692 |
| Services | 873 | 1,445 | 1,963 |
| Net sales | 5,572 | 13,065 | 48,655 |
| Cost of sales | | | |
| Products | 13,130 | 12,080 | 27,111 |
| Services | 357 | 388 | 710 |
| Cost of sales | 13,487 | 12,468 | 27,821 |
| Gross margin | (7,915) | 597 | 20,834 |
| Operating expenses: | | | |
| Research, development and engineering | 6,650 | 9,375 | 7,846 |
| Selling, general and administrative | 12,854 | 19,715 | 16,775 |
| Amortization of intangibles | - | 128 | 128 |
| Restructuring charges | 918 | 3,374 | - |
| Impairment of goodwill | - | 18,076 | - |
| Impairment of intangibles and long-lived assets | - | 9,431 | - |
| Total operating expenses | 20,422 | 60,099 | 24,749 |
| Loss from operations | (28,337) | (59,502) | (3,915) |
| Interest and other income (expense), net | 1,272 | 671 | (167) |
| Loss before income taxes | (27,065) | (58,831) | (4,082) |
| Provision for income taxes | 162 | 1,625 | 134 |
| Net loss | $ (27,227) | $ (60,456) | $ (4,216) |
| Net loss per share: | | | |
| Basic | $ (0.55) | $ (1.22) | $ (0.09) |
| Shares used in computing net loss per share: | | | |
| Basic | 49,703 | 49,614 | 49,362 |

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

| | March 29, 2009 (unaudited) | December 31, 2008 (1) |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash, cash equivalents and short-term investments | $ 91,580 | $ 103,387 |
| Accounts receivable, net | 2,921 | 14,477 |
| Advance billings | - | 140 |
| Inventories | 39,756 | 48,410 |
| Inventories - delivered systems | - | 956 |
| Prepaid expenses and other assets | 5,974 | 5,765 |
| Total current assets | 140,231 | 173,135 |
| Property and equipment, net | 26,674 | 27,144 |
| Other assets | 7,626 | 7,932 |
| Total assets | $ 174,531 | $ 208,211 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 5,100 | $ 7,205 |
| Accrued liabilities | 20,040 | 21,241 |
| Deferred revenue | 2,584 | 4,198 |
| Total current liabilities | 27,724 | 32,644 |
| Income taxes payable, non-current | 12,708 | 13,467 |
| Other liabilities | 4,931 | 5,264 |
| Total liabilities | 45,363 | 51,375 |
| | | |
| Stockholders' equity: | | |
| Common stock | 54 | 54 |
| Additional paid-in capital | 629,484 | 628,632 |
| Accumulated other comprehensive income | 18,962 | 20,255 |
| Treasury stock | (37,986) | (37,986) |
| Accumulated deficit | (481,346) | (454,119) |
| Total stockholders' equity | 129,168 | 156,836 |
| Total liabilities and stockholders' equity | $ 174,531 | $ 208,211 |

(1) Derived from audited financial statements